

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


04006934

January 25, 2004

Jeffrey B. King
Corporate Counsel
Apache Corporation
2000 Post Oak Boulevard
Suite 100
Houston, TX 77056-4400

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-25-2004

Re: Apache Corporation
Incoming letter dated January 6, 2004

Dear Mr. King:

This is in response to your letter dated January 6, 2004 concerning the shareholder proposal submitted to Apache by the Central Laborers' Pension, Welfare & Annuity Funds. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Barry McAnarney
Executive Director
Central Laborers' Pension, Welfare and Annuity Funds
P.O. Box 1267
Jacksonville, IL 62651



Apache
CORPORATION

2000 POST OAK BOULEVARD / SUITE 100 / HOUSTON, TEXAS 77056-4400

WWW.APACHECORP.COM
(713) 296-6000

No-Action Request
1934 Act/Rule 14a-8

January 6, 2004

Via Courier

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal to Apache Corporation

Ladies and Gentlemen:

On behalf of Apache Corporation, a Delaware corporation (the "Company"), I am submitting this letter pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), regarding the Company's intention to omit a proposal (the "Proposal") submitted by a shareholder of the Company for inclusion in the proxy statement and form of proxy to be circulated by the Company in connection with its annual meeting of shareholders proposed to be held on May 6, 2004. The definitive copies of the 2004 proxy statement and form of proxy are currently scheduled to be filed pursuant to Rule 14a-6 on or about March 29, 2004. The Proposal is sponsored by Central Laborers' Pension Fund (the "Proponent"), which holds approximately 0.003% of the outstanding shares of the Company.

We hereby request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on the Company's interpretation of Rule 14a-8 set forth below, the Company excludes the Proposal from its proxy materials.

Pursuant to Rule 14a-8(j)(2), I am enclosing six copies of the following documents:

1) This letter, which represents the Company's statement of reasons why omission of the Proposal from the Company's 2004 proxy statement and form of proxy is appropriate; and

2) The Proposal, attached hereto as Exhibit A, which the Proponent submitted.

Please acknowledge receipt of this letter by stamping the extra enclosed copy and returning it to me in the enclosed, self-addressed, stamped envelope.

Background

The Proposal requests that the Company include in its 2004 proxy statement and form of proxy a resolution for a vote by the holders of the Company's common stock as follows:

> **Resolved:** That the shareholders of Apache Corporation (the "Company") request that the Board of Directors and its Audit Committee adopt a policy that the selection of the Company's independent auditor be submitted to the Company's shareholders for their ratification at the Company's annual meeting.

For the reasons set forth below, the Company believes that the Proposal deals with the ordinary business operations of the Company and, as such, may be omitted from its proxy materials.

Discussion

Rule 14a-8(i)(7) states that a stockholder proposal may be excluded if it deals with a matter relating to the company's ordinary business operations. The Proposal, if implemented, would require adoption of a policy that the stockholders annually ratify the Company's independent auditors. The Staff has previously affirmed that stockholder proposals relating to the manner in which independent auditors are chosen may be excluded as relating to matters reserved for management. *See, e.g., USG Corporation* (available March 5, 2003) (excluding proposal calling for an annual poll of shareholders regarding auditors reputation); *Fleetwood Enterprises, Inc.* (available April 24, 2002) (excluding proposal requesting that the auditors be selected annually by stockholder vote); *SONICblue Incorporated* (available March 23, 2001) (excluding proposal requesting that the auditors be selected annually by stockholder vote); *Excalibur Technologies Corporation* (available May 4, 1998) (excluding proposal requesting that appointment of auditors be subject to approval by shareholders); *Occidental Petroleum Corporation* (available December 11, 1997) (excluding proposal calling for disclosure concerning independent auditors malpractice insurance and other financial information); *Transamerica Corporation* (available March 8, 1996) (excluding proposal to change auditing firm every four years). In each of these cases, the staff permitted the exclusion of the proposals under Rule 14a-8(i)(7) (or its predecessor, Rule 14a-8(c)(7)) as relating to ordinary business operations (the method of and selection of the company's independent auditors). In particular, in *Excalibur Technologies Corporation*, the Staff permitted the exclusion of a proposal very similar to the Proposal, in that Excalibur was asked to include a resolution that would have required that the appointment of the independent auditors be approved by the shareholders. Although the Proposal uses the phrase "ratification" rather than "approval" as was the case in *Excalibur Technologies*, for these purposes there is no distinction. Each would have the effect of subjecting the board's (or audit committee's) selection of the independent auditors to subsequent vote by the shareholders. The fact that the ratification vote may be non-binding does not change the result that the Proposal impermissibly relates to the selection of the independent auditors.

The procedural and managerial aspects of auditor selection further support the view (and, as discussed above, the Staff's consistent position) that the selection of auditors relates to ordinary business operations and is not a proper matter for stockholder proposals. In evaluating and selecting an auditor, an audit committee and board of directors must consider a number of factors. Such factors include, without limitation, the auditor's experience, industry expertise, breadth and depth of resources (including the quality of individuals engaged in the audit), reliability, costs and responsiveness, as well as the company's particular characteristics and requirements. Consequently, the evaluation and selection of auditors for a particular company is a complex task involving numerous factors with respect to which stockholders are not in a position to make an informed judgment. Accordingly, the Staff's no-action letters have recognized that auditor selection is a responsibility that is properly allocated to the company as part of its ordinary business operations. Although recent Congressional, Commission and stock exchange initiatives have stated goals of strengthening auditor independence, these initiatives do not change the fundamental premise that the selection of the independent auditors is the responsibility of the board of directors or its duly designated audit committee, not the shareholders.

The current Proposal is clearly distinguished from proposals dealing with services to be performed by the independent auditors that the Staff has not permitted to be omitted from proxy statements. *See, e.g., Marriott International, Inc.* (available March 7, 2002) and *The Walt Disney Company* (available December 18, 2001) (proposals mandating that the independent auditors perform no non-audit services for the company). In those proposals, the proponents did not seek to interfere with the selection of auditors for the companies, but rather sought to maintain the independence of the auditors selected by management by prohibiting the independent auditors from providing non-audit services. These proposals were directed at the very policies of auditor independence recently targeted by Congress, the Commission and the stock exchanges. In contrast, the current Proposal does not target auditor independence, but rather deals directly with the selection of the independent auditors, a matter the Staff has long recognized as part of the ordinary business of the management.

For all of the above reasons, the Proposal must be omitted under Rule 14a-8(i)(7) as the selection of the Company's independent auditors is within the Company's ordinary business operations.

Conclusion

For the reasons given above, we respectfully request that the Staff not recommend any enforcement action from the Commission if the Company omits the Proposal from its 2004 proxy materials. If the Staff disagrees with the Company's conclusion to omit the proposal, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position. Notification and a copy of this letter are simultaneously being forwarded to the Proponent.

Very truly yours,



Jeffrey B. King
Corporate Counsel

J:\Exclusive\King-Maciel\2003\Letters\No Action Request-Auditor.010604.doc

EXHIBIT A



CENTRAL LABORERS' PENSION, WELFARE & ANNUITY FUNDS

P.O. BOX 1267 • JACKSONVILLE, IL 62651 • (217) 243-8521 • FAX (217) 245-1293

November 17, 2003

C. L. Peper
Corporate Secretary
Apache Corporation
2000 Post Oak Blvd
One Post Oak Center Ste 100
Houston, TX 77056-4400

RE: Shareholder Proposal

Dear Ms. Peper:

On behalf of the Central Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Apache Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 5,580 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission.

The Fund, like many other Building Trades' pension funds, is a long-term holder of the Company's common stock. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Linda Priscilla at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. Linda Priscilla, Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Sincerely,



Barry McAnarney
Executive Director

C: Linda Priscilla
Enclosure

Auditor Ratification Proposal

Resolved: That the shareholders of Apache Corporation (the "Company") request that the Board of Directors and its Audit Committee adopt a policy that the selection of the Company's independent auditor be submitted to the Company's shareholders for their ratification at the Company's annual meeting.

Supporting Statement: A Company's independent auditor has an important duty to the investing public. The American Institute of Certified Public Accountants' ("AICPA") Code of Professional Conduct provides in Section 53 - Article II: The Public Interest:

> A distinguishing mark of a profession is acceptance of its responsibility to the public. The accounting profession's public consists of clients, credit grantors, governments, employers, investors, the business and financial community, and others. . . .
>
> In discharging their professional responsibilities, members may encounter conflicting pressures from among each of those groups. In resolving those conflicts, members should act with integrity, guided by the precept that when members fulfill their responsibility to the public, clients' and employers' interests are best served.

The U.S. Securities and Exchange Commission recently adopted the Final Rule: Strengthening the Commission's Requirements Regarding Auditor Independence, Release No. 33-8183, May 6, 2003. As the Commission stated:

> The final rules advance our important policy goal of protecting the millions of people who invest in our securities markets in reliance on financial statements that are prepared by public companies and other issuers and that, as required by Congress, are audited by independent auditors. . . .
>
> As directed by the Sarbanes-Oxley Act, the rules focus on key aspects of auditor independence: [including] the unique ability and responsibility of the audit committee to insulate the auditor from pressures that may be exerted by management. . . .

We acknowledge the positive contributions of the Sarbanes-Oxley Act to protecting auditor independence through the expanded role of the audit committee. However, we believe that shareholders also have a critically important role to play in protecting auditor independence. While many companies present a management-sponsored proposal seeking shareholder ratification of the auditors, our Company does not.

Sarbanes-Oxley provides for detailed disclosure of the audit and non-audit fees paid to auditors. By requesting that shareholders vote to ratify our Company's independent auditor this proposal is intended to give shareholders a means of communicating to the Board and its Audit Committee whether they are satisfied that our auditor is sufficiently independent of management to perform properly its duties.

The proposal does not infringe on the Audit Committee's ability to select our Company's auditor. Rather, it seeks for shareholders the right to ratify or not ratify that choice. The proposal requests that the Board and its Audit Committee adopt a policy concerning auditor ratification. If a majority of shareholders do not ratify the Audit Committee's selection, we would hope -- but the proposal does not mandate -- that the policy would provide for the Audit Committee to take the shareholders' views into consideration and reconsider its choice of auditors. We urge your support for restoring this important right.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 25, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Apache Corporation
Incoming letter dated January 6, 2004

The proposal requests that the board of directors adopt a policy that the company's independent auditor be submitted to shareholder ratification.

There appears to be some basis for your view that Apache may exclude the proposal under rule 14a-8(i)(7), as relating to Apache's ordinary business operations (i.e., method of selecting independent auditors). Accordingly, we will not recommend enforcement action to the Commission if Apache omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Michael R. McCoy
Attorney-Advisor